City of Buenos Aires, September 16th, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (Comisión Nacional de Valores) Regulations (2013 revised version) following the information communicated on May 2nd, 2024, July 16th, 2024 and July 24th, 2024. In this regard, we hereby inform that, on the date hereof, our indirect controlling shareholder, InterCement Participações S.A. (“InterCement”), informed that together with other companies of the group has submitted for Court approval a plan for a non-judicial collection proceeding (recuperação extrajudicial) (the “Plan”) in Brazil, having the Plan been approved by creditors representing more than 1/3 of its indebtedness in accordance with Brazilian law. The Plan represents one more step in the strategy of InterCement’s capital structure reorganization previously informed, which aims to implement a restructuring of its debt, preserve its business, and seek a solution that maximizes value for its creditors and stakeholders. The occurrence of the Plan depends on the verification of certain conditions and events, including the execution of a purchase and sale agreement for equity interests, assets, and the operations of InterCement to a third-party investor, which transaction is still under discussion. It is important to emphasize that Loma Negra is not part of the Plan and, therefore, it does not impact the Company’s rights and obligations, and there are no contracts with provisions that would trigger payment acceleration or result in a breach of obligations. For more information, please refer to the relevant facts published today by InterCement and InterCement Brasil S.A on their respective websites. Loma Negra will keep its investors and the general market informed and reaffirms its transparency commitment. Sincerely, ______________________ Marcos Isabelino Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.